November 8, 2010

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:    Columbia Laboratories, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Form 10-Q/A for the Quarterly Period Ended March 31, 2010
     Form 10-Q for the Quarterly Period Ended June 30, 2010
     Current Report on Form 8-K, filed May 18, 2010
     File No. 001-10352

Dear Mr. Rosenberg:

This replies to the letter dated October 25, 2010 (the “Comment Letter”), to Columbia Laboratories, Inc. (hereinafter “Columbia,” the “Company,” “we,” “us,” or “our”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) commenting on our Form 10-K for the Fiscal Year Ended December 31, 2009, Form 10-Q/A for the Quarterly Period Ended March 31, 2010, Form 10-Q for the Quarterly Period Ended June 30, 2010, and Current Report on Form 8-K, filed May 18, 2010.

Each comment by the Staff in the Comment Letter is set forth in italics below, followed immediately by the Company’s corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Patents, Trademarks and Proprietary Information, page 16

1. We note your response to our prior comment 3. Please expand your proposed disclosure to specifically identify each European country where you have patent protection for CRINONE to the extent such patent is material.

Response: We propose to include the following disclosures in future filings concerning our material foreign patents on CRINONE:

Merck Serono holds marketing authorizations for CRINONE in approximately 63 countries outside the United States. With respect to those countries in which sales of CRINONE are material, we hold patents that expire in September  2014 on the delivery system for the product in Australia, Canada, Germany, Ireland, Italy, Russia, and the United Kingdom, but we do not hold patents in Brazil, China, South Korea, Taiwan, and Turkey.

Compensation Discussion and Analysis

2009 Annual Cash Incentive Bonus. page 67

2. We note that your response to our prior comment 5 is qualified "to the extent disclosure of such goals may be omitted in reliance on Instruction 4 of Item 402(b) of Regulation S-K because it would cause competitive harm to the Company." Please note that goals such as targeted revenue and earnings before interest, taxes, depreciation, amortization, and stock compensation expense are not the types of goals for which we believe Instruction 4 of Item 402(b) is generally available. To the extent you intend to rely on Instruction 4 of Item 402(b) to omit the quantification of goals similar to the ones identified above, please provide us with a supplemental analysis supporting your conclusion that disclosure of such information would cause competitive harm to the Company. To the extent you would need to provide confidential information in your response, you may request Rule 83 confidential treatment for the response.

Response: We do not intend to rely on Instruction 4 of Item 402(b) to omit the quantification of goals similar to the ones identified above.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(7) Shareholders' Equity

3. We have read your response to comment seven. While the holder may elect to net exercise, it appears that, if they do not elect to net exercise, you continue to have an obligation to issue registered shares. Please advise us why your classification in shareholders' equity is appropriate.

Response:  The Staff’s position that the Warrants should be classified as a liability seems predicated on the belief that the Company has an obligation to issue registered shares which it would breach if not able to do so.  In fact, however, the Company has no obligation to deliver registered shares.  Neither the Subscription Agreement nor Warrant contains such an obligation.  Moreover, we have no obligation to the Investors to maintain the effectiveness of the Registration Statement.  Therefore, the Company would not be in breach of the Warrant or any other agreement with the Warrant holders if it is not able to deliver registered shares upon exercise.  Given the absence of this obligation, we believe that the classification of the Warrants in shareholder equity is appropriate, because the Company is not obligated to net-cash settle the Warrants.

Furthermore, ASC 815-40-25-16 states that “If a derivative instrument involves the delivery of shares at settlement that are registered as of the inception of the derivative instrument and there are no further timely filing or registration requirements, the requirement that share delivery be within the control of the entity is met. . .”   We filed a Registration Statement on November 20, 2008, that was declared effective on December 5, 2008, for the issuance of the shares underlying the Warrants.  The Subscription Agreement and Warrant Agreement do not require additional filings by us at the time the Investor exercises the Warrants and sells the shares. And, as discussed above, we have no obligation to the Investors to maintain the effectiveness of the Registration Statement.

We also note that in December 2006, Stephanie L. Hunsaker, an Associate Chief Accountant, Division of Corporation Finance of the U.S. Securities and Exchange Commission, delivered a speech to the 2006 AICPA National Conference on Current SEC and PCAOB Developments.  A topic of that speech addressed our circumstances.   In that speech, Ms. Hunsaker states, “Remember, the basic premise of paragraphs 14-18 [pre-codification EITF 00-19] is that the events or actions necessary to deliver registered shares are not controlled by the issuer of the shares. Therefore, except in the fact pattern where the contract involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing requirements, if the contract permits the company to net-share settle or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract (emphasis added).”

Form 10Q/A for the Quarterly Period ended March 31. 2010

4. Your response to comment ten does not explain why the carrying value of the Notes would affect the value of the embedded derivative. Tell us how you determined the value of the derivative that demonstrates how the fair value recorded at March 31 and June 30 complies with ASC 820-10.

ASC 820-10 defines Fair Value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Since the transaction was considered to have a high probability of occurring, the value of the Notes with the embedded derivative was determined to be fair value of the consideration to be paid based on the proposed agreement between the Company and the debt holder.  We believe that a market participant would value the embedded derivative as the difference between the value of the consideration to be paid to settle the Notes and the carrying value of the Notes, which we estimate to approximate the fair value of a similar debt instrument without the embedded derivative.   It should be further noted that the transaction with Watson closed on July 2, 2010 with the Notes extinguished and related derivative value reversed.  The amounts previously recorded for the debt and embedded derivative closely approximated the fair value of the consideration paid to retire the debt.

Form 10-Q for the Quarterly Period ended June 30, 2010

(6) Financing Agreements, Watson Note

5. Consistent with your response to comment 12, provide us draft disclosure to include in future filings clarifying your accounting for the embedded put option written to Watson.

Response:  We propose to include the following disclosure in future filings concerning the embedded put option written to Watson.

The Watson Note included provisions that could cause the acceleration of all interest under the Watson Note to be paid by the Company.  This represented an embedded derivative that was separated and assigned a nominal value due to the fact that this derivative was only triggered if a transaction other than the proposed Watson Transactions closed.  At June 30, 2010, the Company believed there was an extremely high likelihood that both the stockholders would approve the Watson Transactions on July 1, 2010, and the Watson Transactions would close on July 2, 2010, which supported the nominal value for the embedded derivative.

*   *   *   *   *   *

In connection with the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  Please call the undersigned at (973) 486-8860 if we can be of further assistance.

Sincerely,

/S/ Lawrence A. Gyenes

Lawrence A. Gyenes

Senior Vice President, Chief Financial Officer, & Treasurer